Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Recommences Operations at La Guitarra

April 28, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to announce the recommencement of operations at its La Guitarra mine site. This has been possible thanks to the settlement reached in December 2009 of the 12 months labour walkout. In order to prepare for full production the mill is presently processing some 100 tons per day of low grade material and it is anticipated that it will be possible to recommence full mining operations in the near future as soon as La Guitarra receives confirmation from the appropriate Mexican Government Departments that all permits are in good standing.

Genco’s acting CEO, Leslie Goodman, commented “This is a real turning point for Genco after a period of major change in our operations and management. The undoubted quality of the La Guitarra mining asset and the huge potential of the Temascaltepec district deserve better recognition than they have received in the recent past. We believe we have now successfully rebuilt the business foundations for a strong restart. We are committed to developing and maximizing La Guitarra in a responsible and effective way in the interests of our shareholders, employees and all those in the local community of which we are an integral part.“

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco recently completed a Feasibility Study, which evaluated a ten-fold expansion of existing mining operations at La Guitarra Mine to 3,000 tonnes per day.

For further information, please contact:

Mr. Leslie Goodman
Acting CEO
Telephone: (604) 682-2205 ext. 229
wmoorhouse@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

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